Exhibit 99.2

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (UNAUDITED)

(Stated in thousands of Canadian dollars)	June 30, 2022	December 31, 2021
ASSETS
Current assets:
Cash	$51,641	$40,588
Accounts receivable	316,529	255,740
Inventory	26,547	23,429
Total current assets	394,717	319,757
Non-current assets:
Income tax recoverable	1,521	—
Deferred tax assets	840	867
Right-of-use assets	51,553	51,440
Property, plant and equipment	2,225,236	2,258,391
Intangibles	21,678	23,915
Investments and other assets	9,141	7,382
Total non-current assets	2,309,969	2,341,995
Total assets	$2,704,686	$2,661,752

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable and accrued liabilities	$268,688	$224,123
Income taxes payable	695	839
Current portion of lease obligations	11,602	10,935
Current portion of long-term debt (Note 5)	2,240	2,223
Total current liabilities	283,225	238,120

Non-current liabilities:
Share-based compensation (Note 7)	34,475	26,728
Provisions and other	6,907	6,513
Lease obligations	45,642	45,823
Long-term debt (Note 5)	1,139,720	1,106,794
Deferred tax liabilities	15,341	12,219
Total non-current liabilities	1,242,085	1,198,077
Shareholders’ equity:
Shareholders’ capital (Note 8)	2,299,370	2,281,444
Contributed surplus	74,057	76,311
Deficit	(1,335,435)	(1,266,980)
Accumulated other comprehensive income	141,384	134,780
Total shareholders’ equity	1,179,376	1,225,555
Total liabilities and shareholders’ equity	$2,704,686	$2,661,752

See accompanying notes to condensed interim consolidated financial statements.

1

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF NET LOSS (UNAUDITED)

	Three Months Ended June 30,		Six Months Ended June 30,
(Stated in thousands of Canadian dollars, except per share amounts)	2022	2021	2022	2021

Revenue (Note 3)	$326,016	$201,359	$677,355	$437,832
Expenses:
Operating	240,552	140,955	499,526	301,576
General and administrative	21,365	31,460	76,875	52,773
Earnings before income taxes, loss (gain) on investments and other assets, loss on repurchase of unsecured senior notes, finance charges, foreign exchange, gain on asset disposals and depreciation and amortization	64,099	28,944	100,954	83,483
Depreciation and amortization	69,757	69,704	138,214	141,717
Gain on asset disposals	(10,800)	(904)	(13,914)	(2,963)
Foreign exchange	536	(296)	18	(360)
Finance charges (Note 6)	21,043	27,698	41,773	50,144
Loss on repurchase of unsecured senior notes	—	9,520	—	9,520
Loss (gain) on investments and other assets	4,346	—	(1,223)	—
Loss before income taxes	(20,783)	(76,778)	(63,914)	(114,575)
Income taxes:
Current	635	788	1,605	1,572
Deferred	3,193	(1,654)	2,936	(4,129)
	3,828	(866)	4,541	(2,557)
Net loss	$(24,611)	$(75,912)	$(68,455)	$(112,018)
Net loss per share: (Note 9)
Basic	$(1.81)	$(5.71)	$(5.06)	$(8.41)
Diluted	$(1.81)	$(5.71)	$(5.06)	$(8.41)

See accompanying notes to condensed interim consolidated financial statements.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS (UNAUDITED)

	Three Months Ended June 30,		Six Months Ended June 30,
(Stated in thousands of Canadian dollars)	2022	2021	2022	2021
Net loss	$(24,611)	$(75,912)	$(68,455)	$(112,018)
Unrealized gain (loss) on translation of assets and liabilities of operations denominated in foreign currency	44,638	(21,548)	27,667	(42,546)
Foreign exchange gain (loss) on net investment hedge with U.S. denominated debt	(33,831)	15,630	(21,063)	31,539
Tax expense related to net investment hedge of long-term debt	—	(285)	—	—
Comprehensive loss	$(13,804)	$(82,115)	$(61,851)	$(123,025)

See accompanying notes to condensed interim consolidated financial statements.

2

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

	Three Months Ended June 30,		Six Months Ended June 30,
(Stated in thousands of Canadian dollars)	2022	2021	2022	2021
Cash provided by (used in):
Operations:
Net loss	$(24,611)	$(75,912)	$(68,455)	$(112,018)
Adjustments for:
Long-term compensation plans	3,224	13,653	34,436	20,801
Depreciation and amortization	69,757	69,704	138,214	141,717
Gain on asset disposals	(10,800)	(904)	(13,914)	(2,963)
Foreign exchange	422	464	151	1,022
Finance charges	21,043	27,698	41,773	50,144
Income taxes	3,828	(866)	4,541	(2,557)
Other	275	(567)	275	(564)
Loss (gain) on investments and other assets	4,346	—	(1,223)	—
Loss on repurchase of unsecured senior notes	—	9,520	—	9,520
Income taxes paid	(2,576)	(3,905)	(2,803)	(4,066)
Income taxes recovered	—	3	—	3
Interest paid	(4,540)	(26,412)	(42,701)	(45,178)
Interest received	5	131	34	176
Funds provided by operations	60,373	12,607	90,328	56,037
Changes in non-cash working capital balances	74,801	29,612	(20,448)	1,604
	135,174	42,219	69,880	57,641
Investments:
Purchase of property, plant and equipment	(39,436)	(20,255)	(75,838)	(28,691)
Proceeds on sale of property, plant and equipment	6,849	2,590	9,696	5,914
Purchase of investments and other assets	(536)	—	(536)	—
Changes in non-cash working capital balances	(3,659)	7,515	(447)	2,713
	(36,782)	(10,150)	(67,125)	(20,064)
Financing:
Issuance of long-term debt	6,405	676,341	94,529	696,341
Repayments of long-term debt	(75,921)	(712,034)	(84,111)	(761,459)
Repurchase of share capital	(5,000)	—	(5,000)	(4,294)
Issuance of common shares on the exercise of options	4,766	—	6,162	—
Debt issuance costs	—	(9,550)	—	(9,794)
Debt amendment fees	—	(910)	—	(910)
Lease payments	(1,842)	(1,709)	(3,409)	(3,330)
Changes in non-cash working capital balances	—	1,829	—	1,829
	(71,592)	(46,033)	8,171	(81,617)
Effect of exchange rate changes on cash	739	(430)	127	(1,295)
Increase (decrease) in cash	27,539	(14,394)	11,053	(45,335)
Cash, beginning of period	24,102	77,831	40,588	108,772
Cash, end of period	$51,641	$63,437	$51,641	$63,437

See accompanying notes to condensed interim consolidated financial statements.

3

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (UNAUDITED)

(Stated in thousands of Canadian dollars)	Shareholders’ Capital	Contributed Surplus	Accumulated Other Comprehensive Income	Deficit	Total Equity
Balance at January 1, 2022	$2,281,444	$76,311	$134,780	$(1,266,980)	$1,225,555
Net loss for the period	—	—	—	(68,455)	(68,455)
Other comprehensive income for the period	—	—	6,604	—	6,604
Share options exercised	8,843	(2,681)	—	—	6,162
Share repurchases	(5,000)	—	—	—	(5,000)
Share-based compensation reclassification	14,083	(219)	—	—	13,864
Share-based compensation expense	—	646	—	—	646
Balance at June 30, 2022	$2,299,370	$74,057	$141,384	$(1,335,435)	$1,179,376

(Stated in thousands of Canadian dollars)	Shareholders’ Capital	Contributed Surplus	Accumulated Other Comprehensive Income	Deficit	Total Equity
Balance at January 1, 2021	$2,285,738	$72,915	$137,581	$(1,089,594)	$1,406,640
Net loss for the period	—	—	—	(112,018)	(112,018)
Other comprehensive loss for the period	—	—	(11,007)	—	(11,007)
Share repurchases	(4,294)	—	—	—	(4,294)
Share-based compensation reclassification	—	(1,958)	—	—	(1,958)
Share-based compensation expense	—	4,293	—	—	4,293
Balance at June 30, 2021	$2,281,444	$75,250	$126,574	$(1,201,612)	$1,281,656

See accompanying notes to condensed interim consolidated financial statements.

4

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

(Tabular amounts are stated in thousands of Canadian dollars except share numbers and per share amounts)

NOTE 1. DESCRIPTION OF BUSINESS

Precision Drilling Corporation (Precision or the Corporation) is incorporated under the laws of the Province of Alberta, Canada and is a provider of contract drilling and completion and production services primarily to oil and natural gas and geothermal exploration and production companies in Canada, the United States and certain international locations.

NOTE 2. BASIS OF PRESENTATION

(a) Statement of Compliance

These condensed interim consolidated financial statements have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting, using accounting policies consistent with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board and interpretations of the International Financial Reporting Interpretations Committee.

The condensed interim consolidated financial statements do not include all of the information required for full annual financial statements and should be read in conjunction with the consolidated financial statements of the Corporation as at and for the year ended December 31, 2021.

These condensed interim consolidated financial statements were prepared using accounting policies and methods of their application consistent with those used in the preparation of the Corporation’s consolidated audited annual financial statements for the year ended December 31, 2021.

These condensed interim consolidated financial statements were approved by the Board of Directors on July 26, 2022.

(b) Use of Estimates and Judgements

The preparation of the condensed interim consolidated financial statements requires management to make estimates and judgements that affect the reported amounts of assets, liabilities, revenues and expenses, and the disclosure of contingencies. These estimates and judgements are based on historical experience and on various other assumptions that are believed to be reasonable under the circumstances. The estimation of anticipated future events involves uncertainty and, consequently, the estimates used in preparation of the condensed interim consolidated financial statements may change as future events unfold, more experience is acquired, or the Corporation’s operating environment changes.

Significant estimates and judgements used in the preparation of these condensed interim consolidated financial statements remained unchanged from those disclosed in the Corporation’s consolidated audited annual financial statements for the year ended December 31, 2021.

NOTE 3. Revenue

(a)	Disaggregation of revenue

The following table includes a reconciliation of disaggregated revenue by reportable segment. Revenue has been disaggregated by primary geographical market and type of service provided.

5

Three Months Ended June 30, 2022	Contract Drilling Services	Completion and Production Services	Corporate and Other	Inter- Segment Eliminations	Total
United States	$164,174	$4,299	$—	$(27)	$168,446
Canada	92,073	28,742	—	(1,297)	119,518
International	38,052	—	—	—	38,052
	$294,299	$33,041	$—	$(1,324)	$326,016

Day rate/hourly services	$280,010	$33,041	$—	$(233)	$312,818
Shortfall payments/idle but contracted	630	—	—	—	630
Turnkey drilling services	11,842	—	—	—	11,842
Other	1,817	—	—	(1,091)	726
	$294,299	$33,041	$—	$(1,324)	$326,016

Three Months Ended June 30, 2021	Contract Drilling Services	Completion and Production Services	Corporate and Other	Inter- Segment Eliminations	Total
United States	$90,128	$2,540	$—	$(1)	$92,667
Canada	54,707	18,127	—	(563)	72,271
International	36,421	—	—	—	36,421
	$181,256	$20,667	$—	$(564)	$201,359

Day rate/hourly services	$174,266	$20,667	$—	$(52)	$194,881
Shortfall payments/idle but contracted	119	—	—	—	119
Turnkey drilling services	3,684	—	—	—	3,684
Directional services	2,064	—	—	—	2,064
Other	1,123	—	—	(512)	611
	$181,256	$20,667	$—	$(564)	$201,359

Six Months Ended June 30, 2022	Contract Drilling Services	Completion and Production Services	Corporate and Other	Inter- Segment Eliminations	Total
United States	$305,439	$8,337	$—	$(28)	$313,748
Canada	230,590	62,942	—	(2,340)	291,192
International	72,415	—	—	—	72,415
	$608,444	$71,279	$—	$(2,368)	$677,355

Day rate/hourly services	$578,060	$71,279	$—	$(426)	$648,913
Shortfall payments/idle but contracted	630	—	—	—	630
Turnkey drilling services	26,580	—	—	—	26,580
Other	3,174	—	—	(1,942)	1,232
	$608,444	$71,279	$—	$(2,368)	$677,355

6

Six Months Ended June 30, 2021	Contract Drilling Services	Completion and Production Services	Corporate and Other	Inter- Segment Eliminations	Total
United States	$172,802	$5,848	$—	$(1)	$178,649
Canada	140,790	47,363	—	(1,453)	186,700
International	72,483	—	—	—	72,483
	$386,075	$53,211	$—	$(1,454)	$437,832

Day rate/hourly services	$367,615	$53,211	$—	$(160)	$420,666
Shortfall payments/idle but contracted	235	—	—	—	235
Turnkey drilling services	9,630	—	—	—	9,630
Directional services	5,843	—	—	—	5,843
Other	2,752	—	—	(1,294)	1,458
	$386,075	$53,211	$—	$(1,454)	$437,832

(b)	Seasonality

Precision has operations that are carried on in Canada which represent approximately 43% (2021 - 43%) of consolidated revenue for the six months ended June 30, 2022 and 35% (2021 - 36%) of consolidated total assets as at June 30, 2022. The ability to move heavy equipment in Canadian oil and natural gas fields is dependent on weather conditions. As warm weather returns in the spring, the winter's frost comes out of the ground rendering many secondary roads incapable of supporting the weight of heavy equipment until they have thoroughly dried out. The duration of this “spring break-up” has a direct impact on Precision’s activity levels. In addition, many exploration and production areas in northern Canada are accessible only in winter months when the ground is frozen hard enough to support equipment. The timing of freeze up and spring break-up affects the ability to move equipment in and out of these areas. As a result, late March through May is traditionally Precision’s slowest time in this region.

NOTE 4. SEGMENTED INFORMATION

The Corporation has two reportable operating segments; Contract Drilling Services and Completion and Production Services. Contract Drilling Services includes drilling rigs, procurement and distribution of oilfield supplies, and manufacture, sale and repair of drilling equipment. Completion and Production Services includes service rigs, oilfield equipment rental and camp and catering services. The Corporation provides services primarily in Canada, the United States and certain international locations.

Three Months Ended June 30, 2022	Contract Drilling Services	Completion and Production Services	Corporate and Other	Inter- Segment Eliminations	Total
Revenue	$294,299	$33,041	$—	$(1,324)	$326,016
Earnings before income taxes, loss (gain) on investments and other assets, loss on repurchase of unsecured senior notes, finance charges, foreign exchange, gain on asset disposals and depreciation and amortization	70,429	4,839	(11,169)	—	64,099
Depreciation and amortization	64,140	3,254	2,363	—	69,757
Gain on asset disposals	(10,581)	(219)	—	—	(10,800)
Total assets	2,446,080	124,838	133,768	—	2,704,686
Capital expenditures	37,821	1,558	57	—	39,436

7

Three Months Ended June 30, 2021	Contract Drilling Services	Completion and Production Services	Corporate and Other	Inter- Segment Eliminations	Total
Revenue	$181,256	$20,667	$—	$(564)	$201,359
Earnings before income taxes, loss (gain) on investments and other assets, loss on repurchase of unsecured senior notes, finance charges, foreign exchange, gain on asset disposals and depreciation and amortization	47,703	4,252	(23,011)	—	28,944
Depreciation and amortization	63,101	3,854	2,749	—	69,704
Gain on asset disposals	(595)	(213)	(96)	—	(904)
Total assets	2,420,314	123,403	152,592	—	2,696,309
Capital expenditures	19,685	506	64	—	20,255

Six Months Ended June 30, 2022	Contract Drilling Services	Completion and Production Services	Corporate and Other	Inter- Segment Eliminations	Total
Revenue	$608,444	$71,279	$—	$(2,368)	$677,355
Earnings before income taxes, loss (gain) on investments and other assets, loss on repurchase of unsecured senior notes, finance charges, foreign exchange, gain on asset disposals and depreciation and amortization	141,603	11,378	(52,027)	—	100,954
Depreciation and amortization	126,793	6,604	4,817	—	138,214
Gain on asset disposals	(12,463)	(1,389)	(62)	—	(13,914)
Total assets	2,446,080	124,838	133,768	—	2,704,686
Capital expenditures	73,049	2,558	231	—	75,838

Six Months Ended June 30, 2021	Contract Drilling Services	Completion and Production Services	Corporate and Other	Inter- Segment Eliminations	Total
Revenue	$386,075	$53,211	$—	$(1,454)	$437,832
Earnings before income taxes, loss (gain) on investments and other assets, loss on repurchase of unsecured senior notes, finance charges, foreign exchange, gain on asset disposals and depreciation and amortization	107,734	12,054	(36,305)	—	83,483
Depreciation and amortization	128,333	7,855	5,529	—	141,717
Gain on asset disposals	(2,320)	(456)	(187)	—	(2,963)
Total assets	2,420,314	123,403	152,592	—	2,696,309
Capital expenditures	27,123	1,410	158	—	28,691

8

A reconciliation of total segment earnings before income taxes, loss (gain) on investments and other assets, loss on repurchase of unsecured senior notes, finance charges, foreign exchange, gain on asset disposals and depreciation and amortization to net loss is as follows:

	Three Months Ended June 30,		Six Months Ended June 30,
	2022	2021	2022	2021
Total segment earnings before income taxes, loss (gain) on investments and other assets, loss on repurchase of unsecured senior notes, finance charges, foreign exchange, gain on asset disposals and depreciation and amortization	$64,099	$28,944	$100,954	$83,483
Deduct:
Depreciation and amortization	69,757	69,704	138,214	141,717
Gain on asset disposals	(10,800)	(904)	(13,914)	(2,963)
Foreign exchange	536	(296)	18	(360)
Finance charges	21,043	27,698	41,773	50,144
Loss on repurchase of unsecured senior notes	—	9,520	—	9,520
Loss (gain) on investments and other assets	4,346	—	(1,223)	—
Income taxes	3,828	(866)	4,541	(2,557)
Net loss	$(24,611)	$(75,912)	$(68,455)	$(112,018)

NOTE 5. LONG-TERM DEBT

		U.S. Denominated Facilities			Canadian Facilities and Translated U.S. Facilities
		June 30,		December 31,	June 30,	December 31,
		2022		2021	2022	2021

Current Portion of Long-Term Debt
Canadian Real Estate Credit Facility	US$	—	US$	—	$1,333	$1,333
U.S. Real Estate Credit Facility		704		704	907	890
	US$	704	US$	704	$2,240	$2,223

Long-Term Debt
Senior Credit Facility	US$	128,000	US$	118,000	$164,767	$149,206
Canadian Real Estate Credit Facility		—		—	17,000	17,667
U.S. Real Estate Credit Facility		8,741		9,093	11,251	11,498
Unsecured Senior Notes:
7.125% senior notes due 2026		347,765		347,765	447,657	439,735
6.875% senior notes due 2029		400,000		400,000	514,896	505,784
	US$	884,506	US$	874,858	1,155,571	1,123,890
Less net unamortized debt issue costs and original issue discount					(15,851)	(17,096)
					$1,139,720	$1,106,794

9

	Senior Credit Facility	Unsecured Senior Notes	Canadian Real Estate Credit Facility	U.S. Real Estate Credit Facility	Debt Issue Costs and Original Issue Discount	Total
Current	$—	$—	$1,333	$890	$—	$2,223
Long-term	149,206	945,519	17,667	11,498	(17,096)	1,106,794
December 31, 2021	149,206	945,519	19,000	12,388	(17,096)	1,109,017
Changes from financing cash flows:
Proceeds from Senior Credit Facility	94,529	—	—	—	—	94,529
Repayment of Senior Credit Facility	(82,997)	—	—	—	—	(82,997)
Repayment of Real Estate Credit Facility	—	—	(667)	(447)	—	(1,114)
	160,738	945,519	18,333	11,941	(17,096)	1,119,435
Amortization of debt issue costs	—	—	—	—	1,248	1,248
Foreign exchange adjustment	4,029	17,034	—	217	(3)	21,277
June 30, 2022	$164,767	$962,553	$18,333	$12,158	$(15,851)	$1,141,960

Current	$—	$—	$1,333	$907	$—	$2,240
Long-term	164,767	962,553	17,000	11,251	(15,851)	1,139,720
	$164,767	$962,553	$18,333	$12,158	$(15,851)	$1,141,960

At June 30, 2022, Precision was in compliance with the covenants of the Senior Credit Facility and Real Estate Credit Facilities.

NOTE 6. FINANCE CHARGES

	Three Months Ended June 30,		Six Months Ended June 30,
	2022	2021	2022	2021
Interest:
Long-term debt	$19,516	$19,893	$38,677	$40,755
Lease obligations	666	678	1,325	1,379
Other	101	—	186	5
Income	(11)	(60)	(45)	(156)
Amortization of debt issue costs, loan commitment fees and original issue discount	771	7,187	1,630	8,161
Finance charges	$21,043	$27,698	$41,773	$50,144

NOTE 7. SHARE-BASED COMPENSATION PLANS

Liability Classified Plans

	Restricted Share Units (a)	Performance Share Units (a)	Executive Performance Share Units(b)	Non- Management Directors’ DSUs (c)	Total
December 31, 2021	$18,050	$21,524	$16,507	$4,674	$60,755
Expensed during period	16,990	27,001	4,172	4,504	52,667
Settlement in shares	—	—	(14,083)	—	(14,083)
Reclassification from equity-settled plans	—	—	(406)	—	(406)
Payments and redemptions	(14,182)	(7,496)	(6,190)	—	(27,868)
Foreign exchange	(54)	(51)	—	—	(105)
June 30, 2022	$20,804	$40,978	$—	$9,178	$70,960

Current	$14,897	$21,588	$—	$—	$36,485
Long-term	5,907	19,390	—	9,178	34,475
	$20,804	$40,978	$—	$9,178	$70,960

10

(a) Restricted Share Units and Performance Share Units

A summary of the activity under the Restricted Share Unit (RSU) and the Performance Share Unit (PSU) plans are presented below:

	RSUs Outstanding	PSUs Outstanding
December 31, 2021	598,156	983,734
Granted	173,580	237,160
Redeemed	(265,757)	(73,295)
Forfeited	(13,484)	(13,514)
June 30, 2022	492,495	1,134,085

(b) Executive Performance Share Units

A summary of the activity under Executive Performance Share Unit (Executive PSU) share-based incentive plan is presented below:

Executive PSUs Outstanding
December 31, 2021	189,964
Redeemed	(189,964)
June 30, 2022	—

Pursuant to the Omnibus Plan, Precision elected to settle 131,950 vesting Executive PSUs in 263,900 common shares.

(c) Non-Management Directors – Deferred Share Unit Plan

A summary of the activity under the non-management director Deferred Share Unit (DSU) plan is presented below:

DSUs Outstanding
December 31, 2021	104,591
Granted	6,378
June 30, 2022	110,969

Equity Settled Plans

(d) Option Plan

A summary of the activity under the option plan is presented below:

Canadian share options	Outstanding	Range of Exercise Price			Weighted Average Exercise Price	Exercisable
December 31, 2021	115,605	$87.00	—	146.40	$123.35	115,605
Exercised	(19,210)	87.00	—	89.20	88.50
Forfeited	(52,980)	146.40	—	146.40	146.40
June 30, 2022	43,415	$87.00	—	145.97	$110.64	43,415

U.S. share options	Outstanding	Range of Exercise Price (US$)			Weighted Average Exercise Price (US$)	Exercisable
December 31, 2021	267,843	$51.20	—	115.80	$80.43	257,854
Exercised	(58,690)	51.20	—	68.80	60.10
Forfeited	(32,205)	115.80	—	115.80	115.80
June 30, 2022	176,948	$51.20	—	111.47	$80.74	176,948

11

(e) Non-Management Directors – Deferred Share Unit Plan

A summary of the activity under this share-based incentive plan is presented below:

DSUs Outstanding
December 31, 2021 and June 30, 2022	1,470

NOTE 8. SHAREHOLDERS’ CAPITAL

Common shares	Number	Amount
December 31, 2021	13,304,425	2,281,444
Settlement of Executive PSUs	263,900	14,083
Share options exercised	77,900	8,843
Share repurchases	(60,796)	(5,000)
June 30, 2022	13,585,429	2,299,370

NOTE 9. PER SHARE AMOUNTS

The following tables reconcile the net loss and weighted average shares outstanding used in computing basic and diluted net loss per share:

	Three Months Ended June 30,		Six Months Ended June 30,
	2022	2021	2022	2021
Net loss - basic and diluted	$(24,611)	$(75,912)	$(68,455)	$(112,018)

	Three Months Ended June 30,		Six Months Ended June 30,
(Stated in thousands)	2022	2021	2022	2021
Weighted average shares outstanding – basic	13,588	13,304	13,533	13,327
Effect of share options and other equity compensation plans	—	—	—	—
Weighted average shares outstanding – diluted	13,588	13,304	13,533	13,327

NOTE 10. FAIR VALUES OF FINANCIAL INSTRUMENTS

The carrying values of cash, accounts receivable, and accounts payable and accrued liabilities approximates their fair value due to the relatively short period to maturity of the instruments. At the end of each reporting period, investments and other assets are measured at their estimated fair value, with changes in fair value recognized in profit or loss. Amounts drawn on the Senior Credit Facility and the Canadian and U.S. Real Estate Credit Facilities are measured at amortized cost and approximate fair value as this indebtedness is subject to floating rates of interest. The fair value of the unsecured senior notes at June 30, 2022 was approximately $881 million (December 31, 2021 – $969 million).

Financial assets and liabilities recorded or disclosed at fair value in the consolidated statement of financial position are categorized based upon the level of judgement associated with the inputs used to measure their fair value. Hierarchical levels are based on the amount of subjectivity associated with the inputs in the fair value determination and are as follows:

Level I—Inputs are unadjusted, quoted prices in active markets for identical assets or liabilities at the measurement date.

Level II—Inputs (other than quoted prices included in Level I) are either directly or indirectly observable for the asset or liability through correlation with market data at the measurement date and for the duration of the instrument’s anticipated life.

Level III—Inputs reflect management’s best estimate of what market participants would use in pricing the asset or liability at the measurement date. Consideration is given to the risk inherent in the valuation technique and the risk inherent in the inputs to the model.

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The estimated fair value of unsecured senior notes is based on level II inputs. The fair value is estimated considering the risk-free interest rates on government debt instruments of similar maturities, adjusted for estimated credit risk, industry risk and market risk premiums.

NOTE 11. OTHER MATTERS

Late in the second quarter of 2022, Precision experienced a well control event on one of its turnkey drilling jobs. Precision recognized revenue of nil and US$5 million of drilling-related operating costs, resulting in a US$5 million project loss.

The net book value of the damaged drilling rig was derecognized resulting in a US$1 million charge to depreciation and amortization expense. Precision accrued US$12 million of associated well site clean-up and remediation costs and accrued estimated insurance recoveries of US$16 million for the drilling rig and associated costs.

The provisions for the associated costs and insurance recoveries are based on management’s best estimates at June 30, 2022. As the assessment of damage is ongoing, the provisions may be subject to change.

NOTE 12. SUBSEQUENT EVENT

Subsequent to June 30, 2022, Precision agreed to acquire the well servicing business and associated rental assets of High Arctic Energy Services Inc. for an aggregate purchase price of $38 million, payable in cash. Precision adds to its Canadian well servicing operation a fleet of 80 service rigs (51 marketed and 29 inactive), rental assets, ancillary support equipment, inventories and spares and real estate.

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SHAREHOLDER INFORMATION

STOCK EXCHANGE LISTINGS

Shares of Precision Drilling Corporation are listed on the Toronto Stock Exchange under the trading symbol PD and on the New York Stock Exchange under the trading symbol PDS.

TRANSFER AGENT AND REGISTRAR

Computershare Trust Company of Canada

Calgary, Alberta

TRANSFER POINT

Computershare Trust Company NA

Canton, Massachusetts

Q2 2022 TRADING PROFILE

Toronto (TSX: PD)

High: $109.29

Low: $74.32

Close: $82.71

Volume Traded: 8,663,509

New York (NYSE: PDS)

High: US$87.19

Low: US$57.08

Close: US$64.02

Volume Traded: 5,077,530

ACCOUNT QUESTIONS

Precision’s Transfer Agent can help you with a variety of shareholder related services, including:

•  change of address

•  lost unit certificates

•  transfer of shares to another person

•  estate settlement

Computershare Trust Company of Canada

100 University Avenue

9th Floor, North Tower

Toronto, Ontario M5J 2Y1

Canada

1-800-564-6253 (toll free in Canada and the United States)

1-514-982-7555 (international direct dialing)

Email: service@computershare.com

ONLINE INFORMATION

To receive news releases by email, or to view this interim report online, please visit Precision’s website at www.precisiondrilling.com and refer to the Investor Relations section. Additional information relating to Precision, including the Annual Information Form, Annual Report and Management Information Circular has been filed with SEDAR and is available at www.sedar.com and on the EDGAR website www.sec.gov

CORPORATE INFORMATION

DIRECTORS

Michael R. Culbert

William T. Donovan

Brian J. Gibson

Steven W. Krablin

Susan M. MacKenzie

Kevin O. Meyers

Kevin A. Neveu

David W. Williams

OFFICERS

Kevin A. Neveu

President and Chief Executive Officer

Veronica H. Foley

Chief Legal and Compliance Officer

Carey T. Ford

Senior Vice President and Chief Financial Officer

Shuja U. Goraya

Chief Technology Officer

Darren J. Ruhr

Chief Administrative Officer

Gene C. Stahl

Chief Marketing Officer

AUDITORS

KPMG LLP

Calgary, Alberta

HEAD OFFICE

Suite 800, 525 8th Avenue SW

Calgary, Alberta, Canada T2P 1G1

Telephone: 403-716-4500

Facsimile: 403-264-0251

Email: info@precisiondrilling.com

www.precisiondrilling.com

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